John C. Gerspach
Chief Financial Officer
Citigroup Inc.
399 Park Avenue
New York, NY 10022

April 30, 2010

VIA EDGAR CORRESPONDENCE

John P. Nolan

Securities and Exchange Commission

100 F Street, NE

Mail Stop 4561

Washington, DC 20549-7553

Dear Mr. Nolan:

This letter sets forth the responses of Citigroup Inc. (“Citigroup,” “Citi” or “we”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the Staff’s letter dated April 26, 2010.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by our response.

1. Your response indicates that you identified certain repurchase agreements and securities lending transactions that were inappropriately accounted for as sales transactions.  You further indicated that the maximum amount of the error during the past three years relating to the repurchase agreement error and securities lending was $9.2 billion and 1.9 billion, respectively.  You have concluded that the error is not material.  To support your assertion, please provide us with your materiality analysis for all periods that would be impacted that considers among other factors the criteria in SAB 99.

The error in reporting certain repurchase and securities lending agreements as sales, isolated to Citi’s U.K. broker-dealer entities in the immaterial amounts described in the tables below, was the result of an unintentional oversight.  As previously explained to the Staff in our letter dated April 13, 2010 (Prior Response), we believe the margining practice was inadvertently changed, such that daily margining was being charged to the counterparty despite provisions in the agreements stating that daily maintenance margin could only be called once the ratio of the fair value of the securities transferred to the cash received exceeded 110% (at which point, maintenance margin could be called to reinstate the ratio of 110%).  This was an inadvertent, unintentional error, which resulted from a control deficiency that did not rise to the level of a significant deficiency or a material weakness in Citi’s internal control over financial reporting, as further described below.

With respect to Citi’s materiality analysis, as the Staff notes above, Citi has determined that the error is not material to Citi’s financial statements for any of the periods impacted.

Presented below is a detailed analysis for each quarter of 2007, 2008, and 2009 of the effects of the error on each balance sheet account affected as well as on total assets and total liabilities.

ERROR ANALYSIS: Impact on Line Items

In millions	2007 Q1	2007 Q2	2007 Q3	2007 Q4
Balance Sheet Caption -
Federal Funds sold and securities borrowed or purchased under agreements to resell:
As Reported	$303,925	$348,129	$383,217	$274,066
Error	$1,525	$2,031	$2,302	$2,359
% of Error to Federal Funds sold and securities borrowed or purchased under agreements to resell	0.5%	0.6%	0.6%	0.9%

Balance Sheet Caption -
Trading Account Assets:
As Reported	$460,065	$538,316	$581,220	$538,984
Error	$7,675	$7,169	$2,598	$6,241
% of Error to Trading Account Assets	1.7%	1.3%	0.4%	1.2%

Balance Sheet Caption -
Federal Funds purchased and securities loaned or sold under agreements to repurchase:
As Reported	$393,670	$394,143	$440,369	$304,243
Error	$9,200	$9,200	$4,900	$8,600
% of Error to Federal Funds purchased and securities loaned or sold under agreements to repurchase	2.3%	2.3%	1.1%	2.8%

Balance Sheet Caption -
Total Assets:
As Reported	$2,020,966	$2,220,866	$2,358,266	$2,187,480
Total Error	$9,200	$9,200	$4,900	$8,600
% of Error to Total Assets	0.5%	0.4%	0.2%	0.4%

Balance Sheet Caption -
Total Liabilities:
As Reported	$1,898,883	$2,093,112	$2,231,153	$2,074,033
Total Error	$9,200	$9,200	$4,900	$8,600
% of Error to Total Liabilities	0.5%	0.4%	0.2%	0.4%

In millions	2008 Q1	2008 Q2	2008 Q3	2008 Q4
Balance Sheet Caption -
Federal Funds sold and securities borrowed or purchased under agreements to resell:
As Reported	$239,006	$220,169	$225,409	$184,133
Error	$2,498	$2,009	$2,635	$881
% of Error to Federal Funds sold and securities borrowed or purchased under agreements to resell	1.0%	0.9%	1.2%	0.5%

Balance Sheet Caption -
Trading Account Assets:
As Reported	$578,437	$505,439	$457,462	$377,635
Error	$3,602	$3,291	$865	$1,419
% of Error to Trading Account Assets	0.6%	0.7%	0.2%	0.4%

Balance Sheet Caption -
Federal Funds purchased and securities loaned or sold under agreements to repurchase:
As Reported	$279,561	$246,107	$250,419	$205,293
Error	$6,100	$5,300	$3,500	$2,300
% of Error to Federal Funds purchased and securities loaned or sold under agreements to repurchase	2.2%	2.2%	1.4%	1.1%

Balance Sheet Caption -
Total Assets:
As Reported	$2,199,848	$2,100,385	$2,050,131	$1,938,470
Total Error	$6,100	$5,300	$3,500	$2,300
% of Error to Total Assets	0.3%	0.3%	0.2%	0.1%

Balance Sheet Caption -
Total Liabilities:
As Reported	$2,071,629	$1,963,980	$1,924,069	$1,794,448
Total Error	$6,100	$5,300	$3,500	$2,300
% of Error to Total Liabilities	0.3%	0.3%	0.2%	0.1%

In millions	2009 Q1	2009 Q2	2009 Q3	2009 Q4
Balance Sheet Caption -
Federal Funds sold and securities borrowed or purchased under agreements to resell:
As Reported	$179,603	$179,503	$197,357	$222,022
Error	$727	$444	$677	$819
% of Error to Federal Funds sold and securities borrowed or purchased under agreements to resell	0.4%	0.2%	0.3%	0.4%

Balance Sheet Caption -
Trading Account Assets:
As Reported	$335,222	$325,037	$340,697	$342,773
Error	$873	$2,956	$4,123	$4,881
% of Error to Trading Account Assets	0.3%	0.9%	1.2%	1.4%

Balance Sheet Caption -
Federal Funds purchased and securities loaned or sold under agreements to repurchase:
As Reported	$184,803	$172,016	$178,159	$154,281
Error	$1,600	$3,400	$4,800	$5,700
% of Error to Federal Funds purchased and securities loaned or sold under agreements to repurchase	0.9%	2.0%	2.7%	3.7%

Balance Sheet Caption -
Total Assets:
As Reported	$1,822,578	$1,848,533	$1,888,599	$1,856,646
Total Error	$1,600	$3,400	$4,800	$5,700
% of Error to Total Assets	0.1%	0.2%	0.3%	0.3%

Balance Sheet Caption -
Total Liabilities:
As Reported	$1,676,651	$1,694,365	$1,745,650	$1,701,673
Total Error	$1,600	$3,400	$4,800	$5,700
% of Error to Total Liabilities	0.1%	0.2%	0.3%	0.3%

As set forth in the Prior Response and above, the quantitative analyses show that the error was not more than 0.5% of total assets and total liabilities in any quarter of 2007, 2008 and 2009, which is immaterial to Citi’s balance sheet, and had no impact on reported stockholders’ equity.  Because these contracts are short-lived, each period-end error also represents the cumulative effect of the error on total assets at the respective period end and thus was also immaterial.  In addition, the error comprised less than 4% of each balance sheet account affected by the error in every period in 2007, 2008 and 2009.  Thus, no line item on the balance sheet was misstated by an amount considered quantitatively material.  The error also had no impact on Citi’s reported earnings for any of the quarterly or annual reporting periods in 2007, 2008 and 2009.

In accordance with SEC guidance, Citi also considered the following qualitative factors in reaching our conclusion that this error is clearly immaterial to Citi’s financial statements:

•      Earnings trends were not masked as the error amounts did not affect earnings during any of the periods at issue.

•      The error did not have any significant impact on capital ratios, credit ratings, compliance with loan covenants or management’s (or any other person’s) incentive compensation.

•      As described above, the error did not involve any concealment or unlawful transaction.

In summary, taking into account both quantitative and qualitative factors, the error is not material to Citi’s consolidated financial statements during the periods at issue.

As part of your analysis, please ensure your response addresses the following:

a.     Whether the cause of the errors was intentional;

As confirmed by the analysis above, the cause of the error was not intentional, but rather we believe it resulted from a change in the process surrounding margining activities in the U.K.

b.     Whether management outside of the business units where the errors were discovered was aware of the accounting practices being followed by the business unit for these transactions;

Finance management, both inside and outside of the business units where the error occurred, was not aware of the change to the daily margining practice.  Management, including management in Treasury, Finance and Capital Markets Administration, was aware of the use of repurchase agreements and securities lending transactions intended to qualify for sales accounting.  However, there is no indication that those who were aware  that sales accounting was being applied were also aware that the margining practice had been changed or, conversely, that the U.K. Operations Department was aware of the impact of the margin arrangements on sales accounting for these transactions.

Moreover, this is a low risk area to Citi with respect to the reliability of Citi’s financial reporting. Specifically, given the immaterial amounts involved and the immaterial impact to the balance sheet, with no impact on net income or stockholders’ equity, this process was not subjected to ongoing review and monitoring by management responsible for Citi’s financial oversight.

c.     Whether any key banking regulatory ratios or credit ratings of the Company or subsidiary(ies) would have been impacted; and

The application of sales accounting treatment to certain repurchase and securities lending transactions did not have any impact on Citigroup’s credit ratings and had no significant impact on any other key metrics.  The impact to Citigroup’s regulatory capital ratios in any quarterly reporting period from 2007 to 2009 was de minimis, with the maximum impact on the leverage ratio being no more than 2 basis points and less than 1 basis point for the Tier 1 and Total Capital ratios.  In addition, the error also did not impact Citi’s compliance with any debt covenants nor management’s (or any other person’s) incentive compensation.

d.     Whether the cause of the errors was due to an internal control weakness, and if so, management’s plans to address these weaknesses.

Evaluation of control deficiencies requires consideration of all the facts and circumstances, including qualitative and quantitative factors, as well as the exercise of management’s professional judgment.  The change in the process impacting the accounting for repurchase agreements and securities lending transactions in the U.K. broker-dealer entities was an unintentional oversight resulting from a control deficiency in Citi’s change control process;  it does not rise to the level of a significant deficiency or a material weakness.

As defined by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.  The error at issue involved an isolated set of transactions (involving immaterial amounts) and an isolated process in isolated broker-dealer subsidiaries of Citigroup in one country.  This was not an area of Citi’s financial reporting that posed a high risk to the overall reliability of Citi’s financial reporting.  In addition, in evaluating the severity of the deficiency, management appropriately considered the magnitude of the potential misstatement resulting from the deficiency.  As set forth in our Prior Response and the response above, the financial statement amounts or total of transactions exposed to the deficiency, and the volume of activity or class of transactions exposed to the deficiency, were not material.  Given the amounts involved and the immaterial impact to the balance sheet, with no impact on net income or stockholders’ equity, as well as the historic low levels of activity with respect to these transactions in the U.K. broker-dealer entities, there was no reasonable possibility that a material misstatement of Citi’s annual or interim financial statements would not be prevented or detected on a timely basis.

In addition, the error did not meet the four “indicators of material weaknesses” included in the literature of both the SEC and the Public Company Accounting Oversight Board, as follows:

(1)   Identification of fraud, whether or not material, on the part of senior management:  The error did not involve fraud.

(2)   Restatement of previously issued financial statements to reflect the correction of a material misstatement:  The error is clearly immaterial to Citi’s financial statements and does not involve a restatement.

(3)   Identification by the auditor of a material misstatement of financial statements in the current period in circumstances that indicate that the misstatement would not have been detected by the company’s internal control over financial reporting:  Citi management discovered the error, which is clearly immaterial.

(4)   Ineffective oversight of the company’s external financial reporting and internal control over financial reporting by the company’s audit committee:  These controls were effective.

Further, as defined by the SEC, a “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the registrant’s financial reporting.  Importantly, this definition expressly does not include a “likelihood” component (i.e., reasonable possibility) as it was the SEC’s view that the definition of significant deficiency should allow for, and indeed encourage, sufficient and appropriate judgment by management to determine which deficiencies rise to the level of a significant deficiency.  For all the qualitative and quantitative reasons described above, management has concluded that the deficiency does not rise to the level of a significant deficiency.

As stated in our Prior Response, the error was self-discovered.  Management will continue to review Citi’s control processes, especially in areas where operational processes (including controls over process and system changes) impact accounting for the transactions.

Please confirm that you have shared this analysis with both your independent registered public accounting firm and your audit committee and that they concur with your conclusion.

We have shared this analysis with Citi’s independent auditors, who concur with our analysis and conclusions.  Even though management has concluded the error is not a significant deficiency, consistent with Citi’s practice, we have reviewed and discussed the above analysis with Citigroup’s Audit Committee.

2. Your response indicates that you have concluded that all repurchase transactions and securities lending transactions accounted for as sales by your U.K. subsidiary were in error and that you intend to reflect the accounting as financings in your first quarter 2010 financial statements.  Assuming you continue to believe that these errors are immaterial for restatement of prior period financial statements, please disclose in your March 31, 2010 Form 10-Q that these errors were identified, the amount of the errors, the periods to which they relate and management’s assessment of materiality.

Based on the quantitative and qualitative factors described above, Citi continues to believe that the error resulting from the inadvertent change in margining practice with respect to the U.K. broker-dealer repurchase transactions and securities lending transactions is immaterial.  Citi believes that inclusion of the immaterial disclosure would not provide meaningful and/or useful information to Citi’s investors and the market, as they may place undue and unnecessary significance on otherwise immaterial information.  For this reason, Citi does not believe disclosure of this error or amounts involved is required in the March 31, 2010 Form 10-Q or subsequent filings.

In the future, Citi will disclose in each subsequent Form 10-K and 10-Q, when material, the amounts of the repurchase agreements and securities lending transactions recorded as sales.

3. If as a result of the identification of the error, you have made changes in your internal control over financial reporting, please provide the disclosures required by Item 308(c) of Regulation S-K.  If you have not made changes, supplementally please advise us if you are planning on making changes, and if so when.  If you do not believe any changes in your internal controls over financial reporting are necessary, please explain the basis for your conclusion.

Item 308(c) of Regulation S-K requires disclosure in a company’s Form 10-Q (or Form 10-K if for the fourth quarter) of any change in the company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting.  Internal control over financial reporting is designed to provide reasonable assurance that a material misstatement of the Company’s financial statements is prevented, or detected and corrected, on a timely basis.

We have prospectively changed the accounting for certain U.K. repurchase and securities lending transactions so that the accounting reflects a secured borrowing transaction, thus conforming the accounting to the practice and, accordingly, have not made any changes to our internal control over financial reporting as a result of this error.  Management will continue to review Citi’s control processes in areas where operational processes impact the accounting for these transactions.  As discussed above, Citi does not intend to provide the disclosure under Item 308(c) of Regulation S-K in its March 31, 2010 Form 10-Q as this error has not materially affected, and is not reasonably likely to materially affect, Citi’s internal control over financial reporting, as it involves an area of low risk to the overall reliability of Citi’s financial reporting, based on both qualitative and quantitative factors.

4. Please tell us (a) whether you have discussed with the audit committee and your independent registered public accounting firm the likelihood, in light of the errors discussed in your letter, that there are additional errors in your financial statements for the three year period ended December 31, 2009 and (b) the substance of those discussions.

We have discussed with our Audit Committee and our independent auditors whether, in light of the inadvertent change in the margining practice for the repurchase agreements and securities lending transactions in the U.K. broker-dealer entities, there is a likelihood of additional balances or accounts where there may be errors for the three-year period ended December 31, 2009.  The discussion included the following points:

•      Management takes these issues very seriously and has discussed with the staff that process and systems changes must be reviewed to make sure they are done correctly and completely and do not result in unintended accounting changes.

•      We believe our control processes are properly designed and functioning as intended.

•      We are not aware of similar issues in other accounts in Citigroup’s financial statements during the periods at issue.

5. Beginning with the Form 10-Q for the quarter ended March 31, 2010, please:

a.     Revise your accounting policy disclosure to discuss the circumstances where your repurchase agreements and any securities lending transactions may be accounted for as sales.

b.     Disclose the amounts of these transactions that are accounted for as a sale in the discussion of Off-Balance Sheet Arrangements, or Contractual Obligations disclosure or other section as appropriate.

In response to the Staff’s comment, the following is Citi’s proposed disclosure for inclusion in Note 1 to Citi’s financial statements, Summary of Significant Accounting Policies, in the Form 10-Q for the quarter ended March 31, 2010.

“Repurchase and Resale Agreements, and Securities Lending and Borrowing Agreements Accounted for as Sales

Where certain conditions are met under ASC 860-10, Transfers and Servicing (formerly FASB Statement No. 166, Accounting for Transfers of Financial Assets), the Company

accounts for certain repurchase agreements and securities lending agreements as sales.  The key distinction resulting in these agreements being accounted for as sales is a reduction in initial margin or restriction in daily maintenance margin.  At March 31, 2010 and December 31, 2009, $1.3 billion and $13.0 billion of these transactions were accounted for as sales that reduced trading account assets, respectively.”

******

In connection with responding to the Staff’s comments, Citigroup acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings;  that the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and that Citigroup may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/s/ John C. Gerspach

John C. Gerspach
Chief Financial Officer